UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 3)


                           SMITHWAY MOTOR XPRESS CORP.
                                (Name of Issuer)


                      CLASS A COMMON STOCK, par value $.01
                         (Title of Class of Securities)


                                    832653109
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


                                [ ] Rule 13d-1(b)


                                [ ] Rule 13d-(c)


                                [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 pages

CUSIP No.       832653109
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1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above
     persons (entities only)                                William G. Smith and
                                                                Marlys L. Smith+
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) |_|

     (b) |_|
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3.   SEC Use Only

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4.   Citizenship or Place of Organization               United States of America
---------------------- ---------------------------------------------------------

Number of              5.  Sole Voting Power                          2,119,692*
Shares Bene-           ---------------------------------------------------------
ficially               6.  Shared Voting Power                                 0
Owned by Each          ---------------------------------------------------------
Reporting              7.  Sole Dispositive Power                     2,119,692*
Person With            ---------------------------------------------------------
                       8.  Shared Dispositive Power                            0
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person     2,119,692*
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                       |_|
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11.  Percent of Class Represented by Amount in Row 9                      42.1%*
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12.  Type of Reporting Person (See Instructions)                              IN

+ Shares reported are based upon the December 31, 2000, holdings of William G. and Marlys L. Smith. All shares are held by William G. and Marlys L. Smith as joint tenants with right of survivorship, with the exception of (a) 74,550 shares and 4,975 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (b) 1,769 shares of Class A Common Stock owned solely by Mrs. Smith, and (c) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed.

* Includes (i) 848,398 shares of Class A Common Stock owned as joint tenants with right of survivorship, (ii) 74,550 and 4,975 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (iii) 1,769 shares of Class A Common Stock owned solely by Mrs. Smith, (iv) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed, and (v) 1,000,000 shares of Class B Common Stock owned as joint tenants with right of survivorship, which are not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock
(a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. and Mrs. Smith control stock possessing 51.7% of the combined voting power of all outstanding Company stock. Mr. and Mrs. Smith are referred to as the "Reporting Person."

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                               Page 2 of 4 pages

------------------------------------------------------------------------------
Item 1.
         (a)  Name of Issuer:                        SMITHWAY MOTOR XPRESS CORP.
         (b)  Address of Issuer's Principal
              Executive Offices:                               2031 Quail Avenue
                                                            Fort Dodge, IA 50501

Item 2.
         (a)  Names of Persons Filing:     William G. Smith and Marlys L. Smith+
         (b)  Address of Principal Business Office or,
              if none, Residence:                              2031 Quail Avenue
                                                            Fort Dodge, IA 50501
         (c)  Citizenship:                              United States of America
         (d)  Title of Class of Securities:                Class A Common Stock,
                                                       par value $.01 per share*
         (e)  CUSIP Number:                                            832653109

Item 3.  If this statement is filed pursuant to sections 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:                N/A

Item 4.  Ownership.
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:                              2,119,692*
         (b)  Percent of class:                                           42.1%*
         (c)  Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote:         2,119,692*
              (ii)  Shared power to vote or to direct the vote:                0
              (iii) Sole power to dispose or to direct
                    the disposition of:                               2,119,692*
              (iv)  Shared power to dispose or to direct
                    the disposition of:                                        0
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+ Shares reported are based upon the December 31, 2000, holdings of William G. and Marlys L. Smith. All shares are held by William G. and Marlys L. Smith as joint tenants with right of survivorship, with the exception of (a) 74,550 shares and 4,975 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (b) 1,769 shares of Class A Common Stock owned solely by Mrs. Smith, and (c) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed.

* Includes (i) 848,398 shares of Class A Common Stock owned as joint tenants with right of survivorship, (ii) 74,550 and 4,975 shares of Class A Common Stock allocated to the account of Mr. Smith and Mrs. Smith, respectively, under the Company's 401(k) plan, (iii) 1,769 shares of Class A Common Stock owned solely by Mrs. Smith, (iv) 190,000 shares of Class A Common Stock registered in the name of Melissa Turner, as voting trustee, for the Smith Family Limited Partnership, beneficial ownership of which is disclaimed, and (v) 1,000,000 shares of Class B Common Stock owned as joint tenants with right of survivorship, which are not registered under Section 12 of the Securities Exchange Act of 1934. Each share of Class B Common Stock is entitled to two votes and is convertible into the same number of shares of Class A Common Stock
(a) at any time at the election of the holder and (b) automatically upon transfer to any person other than Mr. Smith or members of his immediate family. As a result, Mr. and Mrs. Smith control stock possessing 51.7% of the combined voting power of all outstanding Company stock. Mr. and Mrs. Smith are referred to as the "Reporting Person."


                                Page 3 of 4 pages

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Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.    N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on By the Parent Holding Company
         or Control Person.                                                  N/A

Item 8.       Identification and Classification of Members of the Group.     N/A

Item 9.       Notice of Dissolution of Group.                                N/A

Item 10.      Certifications.                                                N/A



                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.


                                  March 9, 2001
                                     (Date)


                              /s/ William G. Smith
                 ----------------------------------------------
                                   (Signature)
                         William G. Smith, Individually
                                (Name and Title)


                              /s/ Marlys L. Smith
                 ----------------------------------------------
                                   (Signature)
                          Marlys L. Smith, Individually
                                (Name and Title)


                                Page 4 of 4 pages